DLA Piper US LLP
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Kevin A. Coyle
Kevin.coyle@dlapiper.com
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F 916.930.3201

December 18, 2006	OUR FILE NO. 348395-900100

VIA UPS

Rebekah Toten
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:	Unify Corporation Preliminary Proxy Statement
Application of Note A of Schedule 14A

Dear Ms. Toten:

Thank you for your call today.  As discussed, below is our analysis of the applicability to the above-referenced preliminary proxy statement of Note A to Schedule 14A.  The factual information herein related to Unify (such as stock numbers) has been provided by Unify.

Structure of Unify’s Recent Acquisition and Financing

On November 20, 2006, Unify closed a transaction under which it acquired a subsidiary of Halo Technology Holdings, Inc. (“Halo”) known as “Gupta Technologies (“Gupta”).  The purchase price for the transaction was originally a combination of cash, equity securities and other assets of Unify.  The transaction was later restructured to increase the cash portion and remove the requirement to deliver Unify equity securities.  At the closing therefore, Unify delivered to Halo cash and certain other assets of Unify and acquired the Gupta business.  The transaction as structured did not require Unify stockholder approval under Delaware law.

In order to finance the cash portion of the transaction, Unify entered into a Revolving Credit and Loan Agreement (the “Loan Agreement”) with ComVest Capital LLC (“ComVest) pursuant to which ComVest and another lender (the “Lenders”) loaned to Unify $5.35 million under three convertible term notes and provided an additional $2.5 million revolving credit line.  As an inducement to make the loans, Unify issued to the Lenders warrants to purchase an aggregate of 3,350,000 shares of Unify common stock.

Serving clients globally

Rebekah Toten
December 18, 2006
Page Two

The term notes are convertible into shares of Unify common stock at prices ranging from $0.50 to $1.00 per share, only if and when Unify has sufficient authorized, unissued and unreserved shares of common stock available to issue upon such conversion.  To the extent Unify does not have sufficient authorized, unissued and unreserved shares as of November 20, 2006, Unify is required under Section 5.13 of the Loan Agreement to use all good faith efforts to create sufficient authorized, unissued and unreserved shares of common stock.

I have enclosed for your reference a copy of the Loan Agreement and each form of term note.

Unify’s Existing Equity Structure

Unify has 40,000,000 common shares authorized.

Immediately prior to the November 20, 2006 closing, Unify had outstanding 29,720,608 shares of its common stock, and had reserved an additional 3,446,157 shares for issuance pursuant to outstanding equity compensation plans, 2,272,715 shares for issuance pursuant to outstanding warrants and 734,000 shares for other contractual commitments.  At the closing, the number of shares issuable on exercise of previously issued warrants increased to 2,436,937 due to application of their anti-dilution provisions and the 734,000 share contractual commitment was converted to an agreement to pay cash which eliminated this commitment.

Currently, Unify has 29,720,608 shares of common stock outstanding and has reserved an additional 3,446,157 shares for issuance pursuant to outstanding equity compensation plans and 2,436,937 shares for issuance pursuant to warrants outstanding prior to the closing.  Unify has reserved an additional 3,350,000 shares for issuance pursuant to the warrants issued to the Lenders.

This leaves a total of 1,046,298 unissued and unreserved shares, which is not sufficient to satisfy conversion of the Lender notes and therefore requires Unify to use all good faith efforts to create sufficient authorized, unissued and unreserved shares of common stock by seeking an approval for a reverse stock split.

Unify’s Current Proxy Statement

Unify is seeking stockholder approval of three matters at its upcoming meeting – election of directors, ratification of auditors and the authority to conduct a reverse stock split of its outstanding shares.  As disclosed in the preliminary proxy, a result of the reverse split, if approved by the stockholders and implemented by the Board, will be to increase the available shares in an amount sufficient to permit the conversion of the notes.

Rebekah Toten
December 18, 2006
Page Three

Note A of Schedule 14A reads in full is as follows:

Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.  For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction the solicitation to authorize the securities is also a solicitation with respect to the acquisition.  Under those facts, information required by Items 11, 13 and 14 shall be furnished.

We believe that Nota A is not applicable to the current Unify proxy statement.  In this case, the additional securities being requested are not “to be used to acquire another specified company” because (i) the purchase transaction has been completed without the issuance of additional securities to Halo and (ii) the financing transaction is not contingent or conditioned on the authorization or issuance of additional securities being requested.  Of the securities that have been issued to the Lenders, the warrants are fully exercisable without the need for additional shares and the notes are, by their terms, not convertible unless and until additional shares are made available for reservation.  Unify only has an obligation to use all best efforts to secure additional shares; the risk that despite all best efforts the shares are not authorized is a Lender risk, not a Unify risk.

Further, the rationale for including the Item 11, 13 and 14 information in a proxy statement is not present in this situation.  The Gupta acquisition has been completed, and will remain completed without further obligation or liability irrespective of whether the stockholders approve the reverse split or not.  Unify will soon be providing the required Gupta financial information in an 8-K filing and the relevant Gupta business information in its next periodic filing that requires such disclosure.  Since the acquisition is unconditionally completed it is not clear what requiring substantial disclosures about Gupta in this proxy statement will accomplish.  Indeed, it could mislead stockholders into thinking they are voting on the transaction itself.

Rebekah Toten
December 18, 2006
Page Four

Please let me know if you need anything further.

Very truly yours,
DLA Piper US LLP

/s/ Kevin A. Coyle

Kevin A. Coyle
Partner

Admitted to practice in California and New York

KAC:smp
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